

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 30, 2007

Via Facsimile and U.S. Mail

David J. Vander Zanden
Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

>   **Re: School Specialty, Inc.**
>   **Form 10-K for the fiscal year end April 29, 2006**
>   **Filed July 12, 2006**
>   **File No. 000-24385**

Dear Mr. Vander Zanden:

     We have reviewed your response letter dated January 15, 2007, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K April 29, 2006

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Note 9- Income Taxes, page 52

1.   Please refer to comment 3 in our letter dated December 6, 2006. The information you provided in your response was information already disclosed in your filing. Please explain why the Canadian tax rate exceeded the US statutory rate this year and why the rate was significantly greater than prior years. Tell us what the pre-tax income was from Canadian operations and US operations for each of the years presented.

Note 8 – Securitization of Accounts Receivable, page 51

2. Please refer to comment 7 in our letter dated December 6, 2006. You state that you have met the criteria for sales treatment under SFAS 140 with respect to the securitization of your accounts receivable and you have appropriately classified the accounts receivable securitization as a component of operating cash flows. As such, at the time your interest in the receivables is sold, we would expect that the receivables are removed from the balance sheet and the proceeds from the sale are reflected as cash provided by operating activities, however, your disclosure is not characteristic of sales treatment. In this regard, the line item Net (repayments) borrowings under accounts receivable securitization facility in your cash flow statement indicates a financing arrangement. Tell us what line item includes the proceeds from the sale of your accounts receivable. Further, explain your references to borrowings and repayments under the accounts receivable securitization facility. Also, tell us the terms for repayment of advances and the interest rate on advances, if any. Explain how the advance under the securitization facility constitutes a sale such that you remove accounts receivable equivalent to the advance from the balance sheet.

3. We note your response to comment 7 in our letter dated December 6, 2006 that you will provide additional disclosures required by SFAS 140, paragraph 17f in future filings. Show us what your disclosures will look like revised. Please include, but do not limit your disclosure to show the amount of proceeds from new securitizations, the amount of servicing fees, the amount of any retained interests at each balance sheet date and the cash flows received on interests retained.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief